UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING
SEC File Number: 333-104670
CUSIP Number:  86270C105

Check One:          |  |  Form 10-K        | x |  Form 20-F        |  |  Form 11-K        | |  Form 10-Q
                |  |   Form 10-D                        |  |   Form N-CSR                      |  |  Form NSAR

                        For the period ended: December 31, 2011

|  |  Transition Report on Form 10-K
|  |  Transition Report on Form 20-F
|  |  Transition Report on Form 11-K
|  |  Transition Report on Form 10-Q
|  |  Transition Report on Form NSAR

For the transition period ended:  Not Applicable

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Strata Oil & Gas, Inc.

Former Name if Applicable: N/A

Address of Principal Executive Office: 918 16th Ave NW, Calgary, Alberta, Canada, AB T2M 0K3

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ]	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Strata Oil & Gas, Inc. (the "Company") could not complete the filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2011 due to a delay in obtaining and compiling the financial information required to be included in the Company's Form 20-F, which delay could not be eliminated by the Company without unreasonable effort and expense.  In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company will file its Form 20-F no later than the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Brad Wiggins, Esq.              202                       (202) 261-0660

(Name)                              (Area Code)                                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 for Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes [X] No [  ]

If answer is no, identify report(s): Not Applicable

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal years will be reflected by the earning statements to be included in the subject report or portion thereof?

Yes [  ] No [X]

PLEASE CHECK APPROPRIATE BOX If yes, provide a brief explanation in the highlighted section below.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

STRATA OIL & GAS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 1, 2012
STRATA OIL & GAS, INC.

By: Ron Daems
Name: Ron Daems
Title: President

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)